FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 11, 2007

Corporate Express NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-            )

Enclosure:  1 Press Release dated October 10, 2007

PRESS RELEASE	Corporate Express NV For more information: Media Relations: +31 (0)20 651 10 19

CORPORATE EXPRESS ANNOUNCES NEW EXECUTIVE	Investor Relations: +31 (0)20 651 10 42 www.cexpgroup.com

APPOINTMENTS IN NORTH AMERICA

Amsterdam, the Netherlands, 10 October 2007 - Corporate Express announces today the appointment of Michael Zahra as President Corporate Express Canada. Rick Toppin, currently President, will be returning to the U.S. to become President of the Central Region. Both appointments will be effective 5 November 2007.

Michael Zahra led the successful Ontario Division of the Company since July 2002. Rick Toppin started his career with Corporate Express in 1999 as Division President in Minnesota and has served as President Corporate Express Canada since 2005.

The two appointments Corporate Express announces today represent an important step towards the realisation of the Company’s overall growth strategy, by promoting successful operating managers to senior leadership positions.

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About Corporate Express

Corporate Express provides customers with a single source of business products and services, so they can focus their energy and time on their core business. Corporate Express helps organisations to save time and maximize their productivity.

Headquartered in the Netherlands, Corporate Express generated 2006 annual sales of EUR 6.3 billion. The Company has a widespread global distribution network spanning North America, Europe and Australia, has close to 19,000 employees, and operations in 20 countries. Corporate Express is listed on Euronext Amsterdam (Euronext: CXP) and in New York (NYSE: CXP). For more information, please visit: www.cexpgroup.com

For more information

Analysts / investors: Carl Hoyer	Telephone: +31 (0)20 651 10 42
carl.hoyer@cexpgroup.com
Press / general inquiries: Corporate Communications	Telephone: +31 (0)20 651 10 19
corpcomm@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Corporate Express and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Corporate Express NV

By:	/s/ P. Ventress
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  October 11, 2007